Exhibit 23.12

Consent of Independent Auditors
The Board of Directors
Kennedy-Wilson Holdings, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Kennedy-Wilson Holdings, Inc. of our report dated March 21, 2013, with respect to the balance sheet of Bay Area Smart Growth Fund II, LLC as of December 31, 2012, the related statements of operations, members’ equity and cash flows for each of the years in the two-year period then ended, and the related notes to the financial statements, which report appears in amendment no. 1 to the December 31, 2013 annual report on Form 10-K of Kennedy-Wilson Holdings, Inc.
/s/ KPMG LLP
Dallas, Texas
July 18, 2014